大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A03/atl

28 January 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

ACQUISITION OF SHARES BY UOB IN UNITED OVERSEAS INSURANCE LIMITED

Dear Sir

We enclose a copy of our Announcement dated 28 January 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

ACQUISITION OF SHARES BY UOB IN UNITED OVERSEAS INSURANCE LIMITED

Singapore, 28 January 2003 - United Overseas Bank Limited ("UOB") wishes to announce that it has purchased 3,015,000 shares representing 7.4% of the issued and paid-up capital of United Overseas Insurance Limited ("UOI") for a total cash consideration of $7,567,650. Prior to the purchase, UOB held 20,790,000 ordinary shares of $1.00 each, fully paid, or 50.99% in UOI.

UOB now holds 23,805,000 shares representing 58.39% of the issued and paid-up capital in UOI.

Mrs Vivien Chan
Company Secretary